FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated April 25, 2017

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

P.O. Box 194

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Incorporation by Reference

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-199784 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report comprises the following:

1.  Registrant’s report for the first quarter of 2017.

2.  Table of unaudited consolidated capitalization of the Registrant at March 31, 2017 (attached as Exhibit 99.2 hereto).

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 25, 2017

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Catrin Fransson

Catrin Fransson, Chief Executive Officer

3

AB Svensk Exportkredit

Swedish Export Credit Corporation

Interim Report

January-March 2017

Interim report January—March 2017

Summary

First quarter 2017

•                  Net interest revenues Skr 430 million (3M16: Skr 429 million)

•                  Operating profit Skr 257 million (3M16: Skr 310 million)

•                  Net profit Skr 196 million (3M16: Skr 245 million)

•                  New lending Skr 17.5 billion (3M16: Skr 21.1 billion)

•                  Basic and diluted earnings per share Skr 49 (3M16: Skr 62)

•                  After-tax return on equity 4.6 percent (3M16: 5.8 percent)

Equity and balances

•                  Total capital ratio 21.5 percent (year-end 2016: 25.1 percent)

•                  Total assets Skr 298.8 billion (year-end 2016: Skr 299.4 billion)

•                  Loans, outstanding and undisbursed Skr 263.1 billion (year-end 2016: Skr 263.5 billion)

Statement by the CEO

High activity during the first quarter

The Swedish export industry has a positive outlook and SEK posted a strong first quarter with healthy new lending and new customers.

According to Statistics Sweden, Swedish exports of goods posted a 12 percent year-on-year increase between December 2016 and February 2017. The National Institute of Economic Research’s Economic Tendency Survey indicates that Swedish companies have an optimistic outlook. This optimism has been reflected by high levels of activity for SEK’s operations in the first quarter.

SEK posted a strong first quarter with new lending of Skr 17.5 billion (3M16: Skr 21.1 billion). It is gratifying that the efforts to diversify both the customer base and the customer offering are continuing to generate results. In the first quarter, our lending showed a healthy distribution of business with companies in diverse industries, and included both existing and new customers as well as different types of financing solutions.

Sweden and the Swedish export industry possess world class environmental technology and systems know-how. However, given the increasing intensity of international competition, new investments will be required within the Swedish environmental field if Sweden is to retain its position. SEK is participating in the government’s Fossil Free Sweden initiative to promote the mobilization of capital for environmental projects to make the country fossil free. By gathering together different participants, the partnership creates an interesting platform for exports moving forward. SEK is also active in Team Sweden and collaborates with other public agencies to develop competitive financial offerings for the Swedish export industry. The initiative includes particular focus on exports for sustainable urban development, including, for example, exports to the 100 smart cities that are planned to be constructed in India over a 20-year period.

In the first quarter of 2017, the financial markets have been stable with rising indices and low volatility. In the first quarter, SEK completed the issue of a five-year, USD 1.4 billion benchmark bond, which was well received by investors.

The pace of investment remains high at SEK. In addition to efforts to improve our measurement of market risks, work is also ongoing with implementing the new IFRS 9 regulatory framework for reporting impairment, among other items, and for new reporting to regulatory bodies.

The operating profit for the first quarter was Skr 257 million (3M16: Skr 310 million). Net interest income and expenses were in line with last year. Net interest revenues were negatively affected by a higher resolution fee of Skr 49 million (3M16: Skr 13 million), which was offset by lower borrowing costs and increased interest revenue from credits. The earnings decline was mainly due to lower net results of financial transactions. SEK has a strong capitalization with a total capital ratio of 21.5 percent (year-end 2016: 25.1 percent) and healthy liquidity. The change in capital ratio was primarily due to regulatory changes. Accordingly, we are continually well prepared to assist the Swedish export industry with financial solutions and to thereby strengthen Swedish exporters’
competitiveness.

“It is gratifying that the efforts to diversify both the customer base and the customer offering are continuing to generate results.”

Catrin Fransson, CEO

Operations

Healthy new lending

SEK’s first quarter was characterized by a high level of activity. Although new lending was slightly lower than in the first quarter of 2016 the number of transactions was higher. New lending during the first quarter was Skr 17.5 billion (3M16: Skr 21.1 billion). SEK’s new lending often varies between quarters, mainly due to a portion of the lending consisting of large export credits that may affect the individual quarters. The initiative to attract new customers continues according to plan and SEK has attracted new customers in both customer groups, large and medium-sized companies. SEK’s contribution to the realization of the government’s export strategy involves an increased focus on export financing to emerging countries and closer cooperation with the other export promotion agencies in Team Sweden.

During the quarter, one of the transactions that SEK participated in financing in 2016 received a Best Deals 2016 award from the trade finance magazine Global Trade Review (GTR). The transaction was for deliveries by ASEA Brown Boveri (ABB) to the 720 km subsea interconnector, the North Sea Link, between the UK and Norway. SEK’s part of the financing totaled approximately USD 230 million.

New lending

Skr bn	Jan-Mar 2017	Jan-Mar 2016	Jan-Dec 2016
Lending to Swedish exporters[1]	7.3	3.2	18.1
Lending to exporters’ customers[2]	10.2	17.9	36.7
Total	17.5	21.1	54.8
CIRR loan as percentage of new financial transactions	3%	51%	20%

1                   Of which Skr 0.8 billion (3M16: Skr 0.4 billion; year-end 2016: Skr 0.1 billion) had not been disbursed at period end.

2                   Of which Skr 1.0 billion (3M16: 11.2 billion; year-end 2016: Skr 8.3 billion) had not been disbursed at period end.

Successful issuances

In the first quarter of 2017, the financial market posted a stable trend despite a certain level of political hesitancy resulting from uncertainties surrounding how the UK will handle the Brexit process and the forthcoming national elections in several large European countries. SEK completed the issuance of a five-year, USD 1.4 billion benchmark bond. SEK also issued additional notes of an existing Floating Rate Note series totaling USD 300 million with a remaining maturity of approximately 1.5 years and issued a Fixed Rate Note of GBP 250 million with a tenor of approximately 3.5 years. All of the transactions were well-received by the market.

SEK maintains a healthy capacity for new lending and believes it is well prepared to withstand the potential consequences that a turbulent financial and political macro environment may have for the Swedish export industry’s ability to secure favorable long-term financing.

SEK’s borrowing

Skr bn	Jan-Mar 2017	Jan-Mar 2016	Jan-Dec 2016
New long-term borrowings	24.2	18.0	70.4
Outstanding senior debt	256.9	249.2	252.9
Repurchase and redemption of own debt	9.7	3.9	15.0

Comments on the consolidated financial accounts

First quarter of 2017

Operating profit for the first quarter amounted to Skr 257 million (3M16: Skr 310 million). Net profit was Skr 196 million (3M16: Skr 245 million).

Net interest revenues

Net interest revenues for the first quarter amounted to Skr 430 million (3M16: Skr 429 million), which was in line with the previous year. Net interest revenues were affected negatively by a higher resolution fee of Skr 49 million (3M16: Skr 13 million), which SEK is required to pay to a fund to support the recovery of credit institutions. The higher resolution fee was offset by lower borrowing costs and increased interest revenue from credit. Average interest-bearing assets increased compared to the corresponding period the previous year, which also had a positive impact on net interest revenues.

Skr bn, average	Jan-Mar 2017	Jan-Mar 2016	Change
Total loans	210.9	203.5	4%
Liquidity investments	70.8	66.0	7%
Interest-bearing assets	281.7	269.5	5%
Interest-bearing liabilaties	257.2	243.4	6%

Net results of financial transactions

Net results of financial transactions for the first quarter amounted to Skr 6 million (3M16: Skr 36 million), mainly due to unrealized gains related to the fair value of currency swaps which was offset by unrealized losses related to the fair value of the credit spreads on SEK’s own debt.

Operating expenses

Skr mn	Jan-Mar 2017	Jan-Mar 2016	Change
Personnel expenses	-79	-82	-4%
Other administrative expenses	-60	-57	5%
Depreciation and impairment of non-financial assets	-11	-12	-8%
Total operating expenses	-150	-151	-1%

The operating expenses for the first quarter were in line with the corresponding period the previous year. Beginning in 2017, SEK has introduced a system for individual variable remuneration for permanent employees with customer or business responsibility, with the exception of members of the executive management. The remuneration at the Company level is capped at a maximum of two months’ salary for those who qualify. For the first quarter, a provision of Skr 3 million was made for the remuneration in the system.

Net credit losses

Net credit losses for the first quarter totaled Skr -23 million (3M16: Skr 1 million). In the first quarter, a provision of Skr -17 million was made for expected credit losses relative to individually-assessed counterparties. A Skr -10 million provision for expected credit losses to the reserve for collectively-assessed credits was also made as a result of a new method for calculating sovereign risk (see Note 10). A review of earlier impaired credits corresponding to Skr 49 million has now been concluded, and has resulted in a realized loss of Skr 47 million and a recovery of Skr 2 million. The collectively-assessed credits reserve amounted to Skr 180 million at March 31, 2017 (year-end 2016: Skr 170 million).

Other comprehensive income

Skr mn	Jan-Mar 2017	Jan-Mar 2016	Change
Items to be reclassified to operating profit	-37	-56	34%
of which available-for-sale securities	-8	-10	20%
of which other comprehensive income effects related to cash-flow hedges	-29	-46	37%
Items not to be reclassified to operating profit	4	-13	131%
Other comprehensive income after tax	-33	-69	52%

A major part of the items to be reclassified to operating profit were related to cash flow hedges. The effect was related to reclassification from other comprehensive income to net interest revenues due to the fact that hedging instruments previously were included in cash flow hedges.

Items not to be reclassified to operating profit were related to revaluation of defined benefit pensions. The positive impact in fair value was caused by the higher discount rate.

Statement of Financial Position

Total assets and liquidity investments

Total assets were unchanged but the proportion of outstanding loans increased during the first quarter compared to the end of the year. This was explained by increased lending and also to some extent by a stronger US dollar as compared to Skr.

Skr bn	March 31, 2017	December 31, 2016	Change
Total assets	298.8	299.4	0%
Liquidity investments	69.3	72.3	-4%
Outstanding loans	213.1	208.7	2%
of which loans in the S-system	53.4	50.8	5%

No significant change has taken place in the composition of SEK’s counterparty exposure (see Note 11). Total exposures amounted to Skr 338.0 billion on March 31, 2017 (year-end 2016: Skr 340.7 billion).

Liabilities and equity

As of March 31, 2017, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. Accordingly, SEK considers all of its outstanding commitments to be covered through maturity.

In 2017, SEK has a credit facility in place with the Swedish National Debt Office of up to Skr 125 billion. To date, SEK has not utilized the credit facility. The credit facility can only be utilized for loans covered by the officially supported export credits system (CIRR).

Capital adequacy

SEK maintains strong capitalization, with a total capital ratio of 21.5 percent (year-end 2016: 25.1 percent) and healthy liquidity. The change in capital ratios compared to the year-end 2016 is primarily due to SEK applying the internal ratings-based (IRB) approach to exposures to central and regional governments and to multilateral development banks beginning in the first quarter of 2017 (see Note 10).

Percent	March 31, 2017	December 31, 2016
Common Equity Tier 1 capital ratio	19.0	22.1
Tier 1 capital ratio	19.0	22.1
Total capital ratio	21.5	25.1
Leverage ratio	5.4	5.3
LCR according to the Swedish FSA	562	383
LCR according to the EU Commision’s delegated act	438	215
Net stable funding ratio (NSFR)	136.6	131.5

Rating

	Skr	Foreign currency
Moody’s	Aa1/Stable	Aa1/Stable
Standard & Poor’s	AA+/Stable	AA+/Stable

Risk factors and the macro environment

Various risks arise as part of SEK’s operations. SEK’s primary exposure is to credit risk, but SEK is also exposed to market, liquidity, refinancing, operational and sustainability risks. For a more detailed description of SEK’s risk factors, refer to the Risk and Capital Management section in SEK’s 2016 Annual Report.

The Swedish economy started 2017 with a continued upswing after a strong growth rate in the fourth quarter of 2016.

The main reason for the increase in GDP in the fourth quarter of 2016 was a strong export performance and that increase has continued so far in 2017. The annualized rate of Swedish gross domestic product growth was approximately 2.3 percent in the fourth quarter of 2016 and the unemployment rate was 6.8 percent as of February 2017. The consumer price index rose by 1.3 percent on an annualized basis as of March 2017, and the repo rate remains fixed at -0.5 percent. According to Statistics Sweden (SCB), in the fourth quarter of 2016, Swedish exports increased by 1.8 percent compared to the prior quarter. Exports of goods increased by 1.6 percent and exports of services increased by 2.0 percent.

Financial markets have been stable in the first quarter of 2017, despite political uncertainty as a result of Brexit, US policy and national elections in several big European countries. European cooperation faces major challenges and political uncertainty risks ultimately affecting the real economy and the financial system.

Change in External Auditor and Board of Directors

At SEK’s Annual General Meeting on March 22, 2017 (2017 Annual Meeting), the Board of Directors of SEK proposed, in accordance with the Audit Committee’s recommendation, that Öhrlings PricewaterhouseCoopers AB (PwC) serve as external auditors of SEK for a period of one year until the end of SEK’s next Annual General Meeting in 2018.  Accordingly, the engagement of SEK’s prior auditors, Ernst & Young AB (EY), was not renewed. The change was made pursuant to corporate governance guidelines recommending periodic rotation of independent registered public accounting firms and was not the result of EY’s resignation, dismissal or refusal to stand for re-election. In addition, at the 2017 Annual Meeting, Reinhold Geijer and Hans Larsson were each elected to the Board of Directors of SEK as Directors to replace Jan Belfrage and

Magnus Uggla.  For more information, see SEK’s report on Form 6-K/A filed with the U.S. Securities and Exchange Commission on March 31, 2017.

Financial targets

Profitability target	A return on equity of at least 6 percent over time.
Dividend policy	Payment of an ordinary dividend of 30 percent of the profit for the year.
Capital target

Under normal conditions, SEK’s total capital ratio is to exceed the Swedish FSA’s total capital adequacy requirement by 1 to 3 percentage points. Currently this means a Total capital ratio between 19-21 percent.

Key performance indicators (Unaudited except for Jan-Dec 16)

Skr mn (if not mentioned otherwise)	Oct-Dec 2016	Jul-Sep 2016	Oct-Dec 2015	Jan-Dec 2016
New lending	17,540	9,624	21,066	54,856
of which corporate lending	7,315	4,175	3,202	18,107
of which end-customer financing	10,225	5,449	17,864	36,749
CIRR loan as percentage of new lending	3%	0%	51%	20%
Loans, outstanding and undisbursed	263,065	263,483	370,896	263,483

New long-term borrowings	24,202	8,905	17,962	70,388
Outstanding senior debt	256,938	252,948	249,161	252,948

After-tax return on equity	4.6%	3.9%	5.8%	4.6%

Common Equity Tier 1 capital ratio	19.0%	22.1%	21.1%	22.1%
Tier 1 capital ratio	19.0%	22.1%	21.1%	22.1%
Total capital ratio	21.5%	25.1%	23.7%	25.1%
Leverage ratio	5.4%	5.3%	5.3%	5.3%
Liquidity coverage ratio (LCR) according to the Swedish FSA	562%	383%	563%	383%
Liquidity coverage ratio (LCR) according to the EU Commision’s delegated act	438%	215%	—	215%
Net stable funding ratio (NSFR)	136.6%	131.5%	104.3%	131.5%

See definitions on page 32.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED EXCEPT FOR JAN-DEC 16)

Skr mn	Note	Jan-Mar 2017	Oct-Dec 2016	Jan-Mar 2016	Jan-Dec 2016
Interest revenues		886	887	727	3,188
Interest expenses		-456	-430	-298	-1,441
Net interest revenues		430	457	429	1,747
Net fee and commission income		-6	-11	-5	-29
Net results of financial transactions	2	6	-60	36	-110
Total operating income		430	386	460	1,608
Personnel expenses		-79	-85	-82	-308
Other administrative expenses		-60	-61	-57	-236
Depreciation and impairment of non-financial assets		-11	-12	-12	-46
Total operating expenses		-150	-158	-151	-590
Operating profit before net credit losses		280	228	309	1,018
Net credit losses	3	-23	-15	1	-16
Operating profit		257	213	310	1,002
Tax expenses		-61	-47	-65	-222
Net profit		196	166	245	780

Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities[2]		-8	6	-10	46
Derivatives in cash flow hedges[2]		-29	-38	-46	-169
Tax on items to be reclassified to profit or loss		8	7	12	27
Net items to be reclassified to profit or loss		-29	-25	-44	-96
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans		4	9	-13	-26
Tax on items not to be reclassified to profit or loss		-1	-2	3	6
Net items not to be reclassified to profit or loss		3	7	-10	-20

Total other comprehensive income		-26	-18	-54	-116

Total comprehensive income[1]		170	148	191	664

Skr
Basic and diluted earnings per share[3]	49	42	62	195

1      The entire profit is attributable to the shareholder of the Parent Company (as defined below).

2      See the Consolidated Statement of Changes in Equity.

3      Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED EXCEPT DECEMBER 31, 16)

Skr mn	Note	March 31, 2017	December 31, 2016
Assets
Cash and cash equivalents	4, 5, 6	11,633	7,054
Treasuries/government bonds	4, 5, 6	3,286	3,687
Other interest-bearing securities except loans	3, 4, 5, 6	43,525	49,901
Loans in the form of interest-bearing securities	4, 5, 6	44,907	46,222
Loans to credit institutions	3, 4, 5, 6	25,330	26,190
Loans to the public	3, 4, 5, 6	153,676	147,909
Derivatives	5, 6, 7	9,704	12,005
Property, plant, equipment and intangible assets		119	123
Other assets		4,688	4,167
Prepaid expenses and accrued revenues		1,965	2,184
Total assets		298,833	299,442

Liabilities and equity
Borrowing from credit institutions	5, 6	2,564	3,756
Senior securities issued	5, 6	254,374	249,192
Derivatives	5, 6, 7	19,145	22,072
Other liabilities		814	2,374
Accrued expenses and prepaid revenues		2,036	2,036
Deferred tax liabilities		559	559
Provisions		41	51
Subordinated securities issued	5, 6	2,228	2,266
Total liabilities		281,761	282,306

Share capital		3,990	3,990
Reserves		104	130
Retained earnings		12,978	13,016
Total equity		17,072	17,136

Total liabilities and equity		298,833	299,442

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY IN SUMMARY (UNAUDITED EXCEPT FOR JAN-DEC 16)

			Reserves
Skr mn	Equity	Share capital	Hedge reserve	Fair value reserve	Defined benefit plans	Retained earnings
Opening balance of equity January 1, 2016	16,828	3,990	228	-1	19	12,592
Net profit Jan-Mar, 2016	245					245
Other comprehensive income Jan-Mar, 2016, related to:
Items to be reclassified to profit or loss
Available-for-sale securities	-10			-10
Derivatives in cash flow hedges	-46		-46
Tax on items to be reclassified to profit or loss	12		10	2
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	-13				-13
Tax on items not to be reclassified to profit or loss	3				3
Total other comprehensive income Jan-Mar, 2016	-54		-36	-8	-10
Total comprehensive income Jan-Mar, 2016	191		-36	-8	-10	245
Closing balance of equity March 31, 2016 [1]	17,019	3,990	192	-9	9	12,837
Opening balance of equity January 1, 2016	16,828	3,990	228	-1	19	12,592
Net profit Jan-Dec, 2016	780					780
Other comprehensive income Jan-Dec, 2016, related to:
Items to be reclassified to profit or loss
Available-for-sale securities	46			46
Derivatives in cash flow hedges	-169		-169
Tax on items to be reclassified to profit or loss	27		37	-10
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	-26				-26
Tax on items not to be reclassified to profit or loss	6				6
Total other comprehensive income Jan-Dec, 2016	-116		-132	36	-20
Total comprehensive income Jan-Dec, 2016	664		-132	36	-20	780
Dividend	-356					-356
Closing balance of equity December 31, 2016 [1]	17,136	3,990	96	35	-1	13,016
Net profit Jan-Mar 2017	196					196
Other comprehensive income Jan-Mar, 2017, related to:
Items to be reclassified to profit or loss
Available-for-sale securities	-8			-8
Derivatives in cash flow hedges	-29		-29
Tax on items to be reclassified to profit or loss	8		6	2
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	4				4
Tax on items not to be reclassified to profit or loss	-1				-1
Total other comprehensive income Jan-Mar, 2017	-26		-23	-6	3
Total comprehensive income Jan-Mar, 2017	170		-23	-6	3	196
Dividend	-234					-234
Closing balance of equity December 31, 2016 [1]	17,072	3,990	73	29	2	12,978

1          The entire equity is attributable to the shareholder of the Parent Company (as defined below).

STATEMENT OF CASH FLOWS IN THE CONSOLIDATED GROUP (UNAUDITED EXCEPT FOR JAN-DEC 16)

Skr mn	Jan-Mar 2017	Jan-Mar 2016	Jan-Dec 2016
Operating activities
Operating profit [1]	257	310	1,002
Adjustments to convert operating profit to cash flow:
Provision for credit losses - net	23	-1	16
Depreciation and impairment of non-financial assets	11	12	46
Exchange rate differences	2	-2	0
Unrealized changes in fair value	-6	-30	195
Other	20	24	30
Income tax paid	-90	20	-276
Total adjustments to convert operating profit to cash flow	-40	23	11
Disbursements of loans	-24,215	-13,237	-61,350
Repayments of loans	19,056	15,207	72,214
Net change in bonds and securities held	6,509	-6,431	-9,041
Derivatives relating to loans	-9	22	652
Other changes — net	-638	-690	-54
Cash flow from operating activities	920	-4,796	3,434
Investing activities
Capital expenditures	—	-6	-39
Cash flow from investing activities	—	-6	-39
Financing activities
Proceeds from issuance of short-term senior debt	21,275	10,083	17,904
Proceeds from issuance of long-term senior debt	24,423	17,060	70,085
Repayments of debt	-30,237	-7,713	-70,829
Repurchase and early redemption of own long-term debt	-9,979	-3,123	-14,523
Derivatives relating to debts	-1,456	-2,931	-834
Dividend paid	-234	—	-356
Cash flow from financing activities	3,792	13,376	1,447
Net cash flow for the year	4,712	8,574	4,842
Exchange rate differences on cash and cash equivalents	-133	-302	-46
Cash and cash equivalents at beginning of the period	7,054	2,258	2,258
Cash and cash equivalents at end of the period [2]	11,633	10,530	7,054
of which cash at banks	385	170	916
of which cash equivalents	11,248	10,360	6,138

[1] Interest payments received and expenses paid
Interest payments received	1,124	902	2,975
Interest expenses paid	665	488	1,229

2                        Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date. See Note 4.

NOTES

Note 1. Applied accounting principles and impacts from changes in accounting principles

Note 2. Net results of financial transactions

Note 3. Impairment and past-due receivables

Note 4. Loans and liquidity investments

Note 5. Classification of financial assets and liabilities

Note 6. Financial assets and liabilities at fair value

Note 7. Derivatives

Note 8. S-system

Note 9. Pledged assets and contingent liabilities

Note 10. Capital adequacy

Note 11. Exposures

Note 12. Transactions with related parties

Note 13. Events after the reporting period

All amounts are in Skr million, unless otherwise indicated. All figures concern the Consolidated Group, unless otherwise indicated.

Note 1. Applied accounting principles and impacts from changes in accounting principles

This condensed Interim Report is presented in accordance with IAS 34, Interim Financial Reporting. The Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) together with the interpretations from IFRS Interpretations Committee (IFRS IC). The IFRS standards applied by SEK are all endorsed by the European Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) and the regulation and general guidelines issued by the Swedish Financial Supervisory Authority, “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s general guidelines regarding external reporting in accordance with its corporate governance policy and guidelines for state-owned companies.

The Consolidated Group’s and the Parent Company’s accounting policies, methods of computation and presentation are, in all material aspects, the same as those used for the 2016 annual financial statements. The Interim Report does not include all the disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2016.

Future changes to IFRS

IFRS 9 Financial instruments covering classification and measurement, impairment and general hedge accounting was adopted by IASB in 2014. The adoption of IFRS 9 becomes mandatorily effective beginning January 1, 2018, with early adoption permitted.

In 2015, SEK set up a project with members from Risk, Credit, Lending, Finance, Accounting and IT to prepare for IFRS 9 implementation. The project has entered the implementation phase, with a parallel run planned for the second half of 2017, and adoption in 2018. From a classification and measurement perspective SEK anticipates a limited impact on its lending portfolio, as most of it will be measured at amortized cost under IFRS 9. Financial assets and liabilities at fair value through profit or loss are expected to continue to be measured at fair value through profit or loss. The majority of debt securities classified as available for sale under IAS 39, SEK’s liquidity investments, are expected to be measured at amortized cost or fair value through other comprehensive income. Some securities, however, will be classified at fair value through profit or loss, either because of their contractual cash flow characteristics or the business model within which they are held. For financial liabilities, the policies have essentially been transferred from IAS 39. A material change for SEK is that when SEK’s own debt is measured at fair value through profit or loss, changes in value due to the company’s own credit risk will no longer affect profit or loss but will be separated and recognized directly through other comprehensive income, which will probably result in reduced profit volatility for SEK. The new general rules on hedge accounting give the opportunity to improve and simplify hedge accounting, and the changes will primarily have an effect on the administrative process for hedge accounting. SEK plans for an adoption of IFRS 9 hedge accounting from January 1, 2018. IFRS 9 will also fundamentally change the loan loss impairment methodology by replacing IAS 39’s incurred loss approach with a forward-looking expected loss approach, which is expected to be the greatest impact of IFRS 9. IFRS 9 requires an allowance for expected losses for all financial assets measured at amortized cost or fair value through other comprehensive income, together with loan commitments and financial guarantee contracts. This is a change from IAS 39 where the allowance for incurred but not yet identified impairment does not include off-balance sheet items or financial assets classified as available for sale. The allowance is based on the expected credit losses associated with the probability of default in the next twelve months unless there has been a significant increase in credit risk since origination, in which case, the allowance is based on the probability of default over the life of the asset.

SEK is in the process of evaluating the effects from IFRS 9, and in line with the parameters established in accordance with IFRS 9, the simulated expected loss amount will be closer to the expected loss amount. For now, no conclusions have been reached as to any effects on SEK’s financial statements, capital adequacy or large exposures. The magnitude of the effect on capital adequacy, will depend, among other things, on whether the capital rules are amended to reflect IFRS 9.

The IASB has also adopted IFRS 15 Revenue from Contracts with Customers, which is applicable from January 1, 2018. IFRS 15 is not applicable for financial instruments or leasing agreements.  IFRS 15 is not expected to have any material effects on SEK’s financial statements, capital adequacy or large exposures.

There are no other IFRS or IFRS IC interpretations that are not yet applicable that are expected to have a material impact on SEK’s financial statements, capital adequacy or large exposures.

Note 2. Net results of financial transactions

Skr mn	Jan-Mar 2017	Oct-Dec 2016		Jan-Mar 2016	Jan-Dec 2016
Net results of financial transactions related to:
Derecognition of financial instruments not measured at fair value through profit or loss	0	1		0	4
Financial assets or liabilities at fair value through profit or loss	-13	-67	[1]	31	-80	[1]
Financial instruments under fair-value hedge accounting	20	7		6	-32
Currency exchange effects on all assets and liabilities excl. currency exchange effects related to revaluation at fair value	-1	-1		-1	-2
Total net results of financial transactions	6	-60		36	-110

1                   During the fourth quarter of 2016, SEK adopted a new valuation method for derivatives. The new valuation method led to a negative impact on operating profit.

SEK’s general business model is to hold financial instruments measured at fair value to maturity. The net fair value changes that occur, mainly related to changes in credit spreads on SEK’s own debt and basis-spreads, and recognized in net results of financial transactions, which could be significant in a single reporting period, will not affect earnings over time since the lifetime cumulative changes in the instrument’s market value will net to zero if it is held to maturity and is a performing instrument. When financial instruments are not held to maturity, realized gains and losses can occur, as in cases where SEK repurchases its own debt, or where lending is repaid early and the related hedging instruments are terminated prematurely.

These effects are presented in the table above under the line items “Derecognition of financial instruments not measured at fair value through profit or loss”, “Financial assets or liabilities at fair value through profit or loss” and “Financial instruments under fair-value hedge accounting”.

Note 3. Impairment and past-due receivables

Skr mn	Jan-Mar 2017	Oct-Dec 2016	Jan-Mar 2016	Jan-Dec 2016
Credit losses	-27	-18	—	-23
Reversal of previous write-downs	49	3	1	7
Net impairment and reversals	22	-15	1	-16
Established losses	-47	—	—	—
Recovered credit losses	2	0	0	0
Net credit losses[1]	-23	-15	1	-16

Reserve of impairment of financial assets
Opening balance	-254	-238	-236	-236
Reserves used to cover write-downs	1	—	—	—
Net impairment and reversals	22	-15	1	-16
Currency effects	0	-1	0	-2
Closing balance	-231	-254	-235	-254

1                   Net credit losses for the first quarter of 2017 amounted to Skr -23 million (3M16: Skr 1 million). The increase compared to the corresponding period the previous year is mainly explained by impairments of Skr -17 million (3M16: Skr - million) relative to individually-assessed counterparties and an increase to the reserve for collectively-assessed credits of Skr -10 million (3M16: Skr - million) as a result of a new method for calculating sovereign risk (see Note 10). Reversal of previous impairments amounted to Skr 49 million, of which Skr 47 million was established as a credit loss. The reversal relates to a large receivable in which the company has been restructured and a receivable in which an agreement has been reached.

Past-due receivables

Receivables past due have been recorded at the amounts expected to actually be received at settlement.

Skr mn	March 31, 2017	December 31, 2016
Past-due receivables:[1]
Aggregate amount of principal and interest less than, or equal to, 90 days past-due	205	55
Aggregate amount of principal and interest more than 90 days past-due[2]	15	44
Principal amount not past-due on such receivables	644	3,778
Total Past-due receivables	864	3,877

1                   A larger, previous past-due, unpaid loan was restructured and refinanced in 2016. The old loan has been fully repaid and refinanced with a new loan at terms and conditions which mainly correspond to the terms and conditions of the old loan. The new loan is fully covered by adequate guarantees and therefore no loan loss has been recorded.

As of December 31, 2016, SEK had one large unpaid amount, which represented the main part of the total loans outstanding. The unpaid amount relates to the fourth quarter of 2015 and was, to a large extent, covered by adequate guarantees which is why expected future credit loss was limited in relation to the amount included in Past-Due Receivables above. As of March 31, 2017, this unpaid loan was restructured and as a consequence the previous credit loss reserve for the unpaid loan is Skr - million (year-end 2016: Skr 40 million) and a credit loss of Skr 41 million (year-end 2016: Skr - million) has been established.

2                   Of the aggregate amount of principal and interest past due, Skr 15 million (year-end 2016: Skr 38 million) was due for payment more than three but less than, or equal to, six months before the end of the reporting period, Skr - million (year-end 2016: Skr 4 million) was due for payment more than six but less than, or equal to, nine months before the end of the reporting period, and Skr - million (year-end 2016: Skr 2 million) was due for payment more than nine months before the end of the reporting period.

Note 4. Loans and liquidity investments

Skr mn	March 31, 2017	December 31, 2016
Loans:
Loans in the form of interest-bearing securities	44,907	46,222
Loans to credit institutions	25,330	26,190
Loans to the public	153,676	147,909
Less:
Cash collateral under the security agreements for derivative contracts[1]	-10,833	-11,621
Deposits with time to maturity exceeding three months	—	—
Total loans	213,080	208,700

Liquidity placements:
Cash and cash equivalents	11,633	7,054
Cash collateral under the security agreements for derivative contracts	10,833	11,621
Deposits with time to maturity exceeding three months	—	—
Treasuries/government bonds	3,286	3,687
Other interest-bearing securities except loans	43,525	49,901
Total liquidity placements	69,277	72,263

Total interest-bearing assets	282,357	280,963

1                   Included in Loans to credit institutions.

Note 5. Classification of financial assets and liabilities

Financial assets by accounting category

	Financial assets at fair value through profit or loss
Skr mn	Held-for- trading	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available- for-sale	Loans and receivables	Total
Cash and cash equivalents	—	—	—	—	11,633	11,633
Treasuries/government bonds	—	—	—	3,286	—	3,286
Other interest-bearing securities except loans	—	1,023	—	42,512	-10	43,525
Loans in the form of interest-bearing securities	—	266	—	—	44,641	44,907
Loans to credit institutions	—	—	—	—	25,330	25,330
Loans to the public	—	—	—	—	153,676	153,676
Derivatives	5,678	—	4,026	—	—	9,704
Total financial assets, March 31, 2017	5,678	1,289	4,026	45,798	235,270	292,061

Total financial assets, December 31, 2016	6,371	1,750	5,634	52,107	227,106	292,968

Financial liabilities by accounting category

	Financial liabilities at fair value through profit or loss
Skr mn	Held-for- trading	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities	Total
Borrowing from credit institutions	—	—	—	2,564	2,564
Borrowing from the public	—	—	—	—	—
Senior securities issued	—	65,590	—	188,784	254,374
Derivatives	13,553	—	5,592	—	19,145
Subordinated securities issued	—	—	—	2,228	2,228
Total financial liabilities, March 31, 2017	13,553	65,590	5,592	193,576	278,311

Total financial liabilities, December 31, 2016	15,770	71,079	6,302	184,135	277,286

Fair value related to credit risk

	Fair value originating from credit risk (- liabilities increase/ + liabilities decrease)		The period’s change in fair value originating from credit risk (+ income/ - loss)
Skr mn	March 31, 2017	December 31, 2016	Jan-Mar 2017	Jan-Mar 2016
Netto CVA/DVA[1]	-11	-14	3	-2
OCA[2]	-472	-383	-89	-63

1              CVA (Credit value adjustment) and DVA (Debt value adjustment) reflects how the counterparties’ credit risk as well as SEK’s own credit rating affects the fair value of derivatives.

2              OCA (Own credit adjustment) reflects how the changes in SEK’s credit rating affects the fair value of financial liabilities measured at fair value through profit and loss.

Note 6. Financial assets and liabilities at fair value

	March 31, 2017
			Surplus value (+)
Skr mn	Book value	Fair value	/Deficit value (-)
Cash and cash equivalents	11,633	11,633	—
Treasuries/governments bonds	3,286	3,286	—
Other interest-bearing securities except loans	43,525	43,536	11
Loans in the form of interest-bearing securities	44,907	45,908	1,001
Loans to credit institutions	25,330	25,354	24
Loans to the public	153,676	156,145	2,469	[1]
Derivatives	9,704	9,704	—
Total financial assets	292,061	295,566	3,505

Borrowing from credit institutions	2,564	2,564	—
Senior securities issued	254,374	255,709	1,335
Derivatives	19,145	19,145	—
Subordinated securities issued	2,228	2,250	22
Total financial liabilities	278,311	279,668	1,357

	December 31, 2016
			Surplus value (+)
Skr mn	Book value	Fair value	/Deficit value (-)
Cash and cash equivalents	7,054	7,054	—
Treasuries/governments bonds	3,687	3,687	—
Other interest-bearing securities except loans	49,901	49,911	10
Loans in the form of interest-bearing securities	46,222	47,210	988
Loans to credit institutions	26,190	26,240	50
Loans to the public	147,909	150,338	2,429	[1]
Derivatives	12,005	12,005	—
Total financial assets	292,968	296,445	3,477

Borrowing from credit institutions	3,756	3,756	—
Senior securities issued	249,192	250,151	959
Derivatives	22,072	22,072	—
Subordinated securities issued	2,266	2,265	-1
Total financial liabilities	277,286	278,244	958

1              Skr 1,686 million of the surplus value  (year-end 2016: Skr 1,721 million) is mainly related to CIRR loans (as defined below) within the S-system (as defined below). See note 8 for more information regarding the S-system.

The best evidence of fair value is quoted prices in an active market. The majority of SEK’s financial instruments are not publicly traded, and quoted market values are not readily available. Fair value measurements are categorized using a fair value hierarchy. The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy that reflect the significance of inputs. The categorization of these instruments is based on the lowest level of input that is significant to the fair value measurement in its entirety.

SEK uses the following hierarchy for determining and disclosing the fair value of financial instruments based on valuation techniques:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

SEK recognizes transfers between levels of the fair value hierarchy at the beginning of the reporting period in which the change has occurred. For all classes of financial instruments (assets and liabilities), fair value is established by using internally established valuation models, externally established valuation models, and quotations furnished by external parties. If the market for a financial instrument is not active, fair value is established by using a valuation technique. The objective of using a valuation technique is to establish what the transaction price would have been at the measurement date in an arm’s length exchange based on normal business terms and conditions. Valuation techniques include using recent arm’s length market transactions between professional, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. Periodically, the valuation techniques are calibrated and tested for validity using prices from observable current market transactions in the same instruments or based on any available observable market data, or comparable to the counterparts prices.

In calculating fair value, SEK seeks to use observable market quotes (market data), where possible, to best reflect the market’s view on prices. These market quotes are used, directly or indirectly, in quantitative models for the calculation of fair value. Examples of the indirect use of market data are:

•                  the derivation of discount curves from observable market data, which is interpolated to calculate the non-observable data points, and

•                  quantitative models, which are used to calculate the fair value of a financial instrument, where the model is calibrated so that available market data can be used to recreate observable market prices on similar instruments.

In some cases, due to low liquidity in the market, there is no access to observable market data. In these cases, SEK follows market practice by basing its valuations on:

•                  historically observed market data. One example is a valuation depending on the correlation between two exchange rates, where the correlation is determined by time series analysis.

•                  similar observable market data. One example is SEK’s valuation of the volatility of a stock option whose maturity is longer than the longest option for which observable market quotes are available. In such a case, SEK extrapolates a value based on the observable market quotes for shorter maturities.

For observable market data, SEK uses third-party information based on purchased contracts (such as that available from Reuters and Bloomberg). This type of information can be divided into two groups, with the first group consisting of directly observable prices and the second of market data calculated from the observed prices.

Examples from the first group are — for various currencies and maturities — currency rates, stock prices, share index levels, swap prices, future prices, basis spreads and bond prices. The discount curves that SEK uses, which are a cornerstone of valuation at fair value, are constructed from observable market data.

Examples from the second group are the standard forms of quotes, such as call options in the foreign exchange market quoted through volatility which is calculated by the “Black-Scholes model”. Further examples from this group are — for various currencies and maturities — currency volatility, swap volatility, cap/floor volatilities, stock volatility, dividend schedules for equity and credit default swap spreads. SEK continuously evaluates the high quality of market data, and in connection with financial reporting, a thorough validation of market data is performed quarterly.

For transactions that cannot be valued based on observable market data, the use of non-observable market data is necessary. Examples of non-observable market data are discount curves created using observable market data that are extrapolated to calculate non-observable interest rates, correlations between different underlying market parameters and volatilities at long maturities. Correlations that are non-observable market data are calculated from time-series of observable market data. When extrapolated market data such as interest rates are used they are calculated by setting the last observable node as a constant for longer maturities. Non-observable market data such as SEK’s own creditworthiness are assessed by SEK’s recent issuances of securities, or if no continuous flow of new transactions exist, spreads against other issuers, in those cases in which observable prices in the secondary market are unavailable.

The valuation models applied by SEK comply with accepted methods for pricing financial instruments. Fair value adjustments applied by SEK reflect additional factors that market participants take into account and that are not captured by the valuation model. SEK’s independent Risk Management Function assesses the level of fair value adjustments to reflect counterparty risk, SEK’s own creditworthiness and other unobservable parameters, where relevant.

All models for the valuation of financial instruments must receive annual approval from the Board’s Finance and Risk Committee. The use of a valuation model demands a validation and thereafter an approval. Validation is conducted by the independent risk function. Analysis of significant non-observable market data, fair value adjustments and significant changes in fair values of level-3-instruments are reviewed on a quarterly basis by plausibility checks. The valuation result is analyzed and approved by persons responsible for valuation and accounting, and discussed with the Audit Committee quarterly in connection with SEK’s interim reports.

Determination of the fair value of certain types of financial instruments

Derivative instruments. Derivative instruments are carried at fair value, and fair value is calculated based upon internally established valuations, external valuation models, quotations furnished by external parties or dealers in such instruments or market quotations. When calculating fair value for derivative instruments, the impact on the fair value of the instrument related to counterparty credit risk is based on publicly quoted prices on credit default swaps of the counterparty, if such prices are available.

Issued debt instruments. When calculating the fair value of issued debt instruments, the effect on the fair value of SEK’s own credit risk is assessed based on internally established models founded on observations from different markets. The models used include both observable and non-observable parameters for valuation.

Issued debt instruments that are hybrid instruments with embedded derivatives. SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments by using derivatives in order to obtain effective economic hedges.  These hybrid debt instruments are classified as financial assets and financial liabilities measured at fair value through profit or loss and therefore the embedded derivatives are not separated. As there are no quoted market prices for these instruments, valuation models are used to calculate fair value. The gross value of these instruments and derivatives which effectively hedge each other requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates. If different valuation models or assumptions were used, or if assumptions changed, this could produce different valuation results. Excluding the impact on valuation of credit spreads on SEK’s own debt and basis spreads (which can be considerable), such changes in fair value would generally offset each other.

Financial assets in fair value hierarchy

	Financial assets at fair value through profit or loss				Available-for-sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Treasuries/governments bonds	—	—	—	—	3,286	—	—	3,286
Other interest-bearing securities except loans	895	128	—	1,023	—	42,513	—	42,513
Loans in the form of interest-bearing securities	266	—	—	266	—	—	—	—
Loans to credit institutions	—	—	—	—	—	—	—	—
Loans to the public	—	—	—	—	—	—	—	—
Derivatives	—	7,430	2,274	9,704	—	—	—	—
Total, March 31, 2017	1,161	7,558	2,274	10,993	3,286	42,513	—	45,799

Total, December 31, 2016	1,368	9,868	2,519	13,755	4,643	47,464	—	52,107

Financial liabilities in fair value hierarchy

	Financial liabilities at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	—	—	—	—
Borrowing from the public	—	—	—	—
Senior securities issued	—	24,298	41,292	65,590
Derivatives	—	15,813	3,333	19,146
Subordinated securities issued	—	—	—	—
Total, March 31, 2017	—	40,111	44,625	84,736

Total, December 31, 2016	1	40,597	52,553	93,151

There were no transfers made between levels during the period January-March 2017 (year-end 2016: Skr - million).

Financial assets and liabilities at fair value in Level 3, March 31, 2017

Skr mn	January 1, 2016	Purchases /Issues	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains and losses through profit or loss[1]	Currency exchange- rate effects	December 31, 2016
Other interest-bearing securities except loans	257	—	-250	—	—	-7	0	0
Senior securities issued	-47,887	-3,811	11,250	—	—	1,202	-2,046	-41,292
Derivatives, net	-2,404	-324	329	—	—	-1,143	2,483	-1,059
Net assets and liabilities, 2017	-50,034	-4,135	11,329	0	0	52	437	-42,351

Financial assets and liabilities at fair value in Level 3, December 31, 2016

Skr mn	January 1, 2015	Purchases /Issues	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains and losses through profit or loss[1]	Currency exchange- rate effects	December 31, 2015
Other interest-bearing securities except loans	261	—	—	—	—	-4	0	257
Senior securities issued	-38,709	-15,279	10,176	—	—	-651	-3,424	-47,887
Derivatives, net	-2,551	-1,259	-263	—	—	722	947	-2,404
Net assets and liabilities, 2016	-40,999	-16,538	9,913	—	—	67	-2,477	-50,034

1              Gains and losses through profit or loss, including the impact of exchange rates, is reported as interest net revenue and results of financial transactions. The unrealized fair value changes for assets and liabilities, including the impact of exchange rates, held as of March 31, 2017, amount to Skr 275 million loss (year-end 2016: Skr 12 million profit) and are reported as net results of financial transactions.

Uncertainty of valuation of Level 3 instruments

As the estimation of the parameters included in the models to calculate the market value of Level 3-instruments is associated with subjectivity and uncertainty, SEK has, in accordance with IFRS 13, conducted an analysis of the difference in fair value of Level 3-instruments using other established parameter values. Option models and discounted cash flows are used to value the Level 3-instruments. For Level 3-instruments with a longer duration where extrapolated discount curves are used, a sensitivity analysis has been conducted with regards to the interest. The revaluation of the portfolio is made using an interest rate shift of +/– 10 basis points. For the Level 3-instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The basis for this sensitivity analysis is therefore the revaluation of the relevant part of the portfolio, where the correlations have been adjusted by +/– 10 percentage points. After the revaluation is performed, the max/min value for each transaction is identified. For Level 3-instruments that are significantly affected by non-observable market data, such as SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the credit spreads by +/- 10 basis points, which has been assessed as a reasonable change of SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition, the market value will be affected by observable market data.

The result of the analysis corresponds with SEK’s business model where issued securities are linked with a matched hedging derivative. This means that an increase or decrease in fair value of the issued security, excluding SEK’s own credit spread, is offset by an equally large increase or decrease of fair value in the derivative because the underlying market data in the security is also used to evaluate the derivative.

Sensitivity analysis – level 3 assets and liabilities

	March 31, 2017
Assets and liabilities Skr mn	Fair value	Unobservable input	Range of estimates for unobservable input[1]	Valuation method	Sensitivity max	Sensitivity min

Interest rate	0	Credit spreads	10BP - (10BP)	Discounted cash flow	0	0

Sum other interest-bearing securities except loans	0				0	0

Equity	-144	Correlation	0.75 - (0.01)	Option Model	4	-3

Interest rate	841	Correlation	0.08 - (0.11)	Option Model	-212	207

FX	-1,590	Correlation	0.86 - (0.76)	Option Model	49	-46

Other	-166	Correlation	0.59 - 0.05	Option Model	0	0

Sum derivatives, net	-1,059				-159	158

Equity	8,233	Correlation	0.75 - (0.01)	Option Model	-3	1
		Credit spreads	10BP - (10BP)	Discounted cash flow	26	-26
Interest rate	32,890	Correlation	0.08 - (0.11)	Option Model	217	-210
		Credit spreads	10BP - (10BP)	Discounted cash flow	126	-126
FX	33	Correlation	0.86 - (0.76)	Option Model	-55	51
		Credit spreads	10BP - (10BP)	Discounted cash flow	97	-97
Other	136	Correlation	0.59 - 0.05	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	2	-2
Sum senior securities issued	41,292				410	-409

Total effect on profit or loss[2]					251	-251

Other interest-bearing securities except loans, December 31, 2016	257				0	0
Derivatives, net, December 31, 2016	-2,404				-270	258
Senios securities issued, Deember 31, 2016	-47,887				191	-192
Total effect on profit or loss, December 31, 2016					-79	66

1                                           Represents the range of correlations that SEK has determined market participants would use when pricing the instruments. The structures are represented both in the security and the derivative hedging the bond. The sensitivity analysis is based on a shift in the interval for correlation between 0.1 and –0.1. The correlation is expressed as a value between 1 and –1, where 0 indicates no relationship, 1 indicates maximum positive relationship and -1 indicates maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to –1. The table presents the scenario analysis of the effect on Level 3-instruments, with maximum positive and negative changes.

2                                           Of the total impact on profit or loss, the sensitivity effect of SEK’s own credit spread was Skr 251 million (year-end 2016: Skr 244 million) under a maximum scenario and Skr -251 million (year-end 2016: Skr -244 million) under a minimum scenario.

Note 7. Derivatives

Derivatives by categories

	March 31, 2017			December 31, 2016
Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	3,875	9,781	251,120	4,309	9,909	244,854
Currency-related contracts	5,251	8,652	138,236	7,115	10,302	137,656
Equity-related contracts	578	533	19,260	581	1,683	24,829
Contracts related to commodities, credit risk, etc.	0	179	-1,007	—	178	2,662
Total derivatives	9,704	19,145	407,609	12,005	22,072	410,001

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts primarily to hedge risk exposure inherent in financial assets and liabilities. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

Note 8. S-system

SEK administers, for compensation, the Swedish State’s export credit support system (CIRR loans), and the State’s related concessionary credit program (together referred to as the “S-system”). In accordance with its assignment in the owner’s instruction to the company issued by the Swedish State, SEK manages the granting of loans in the S-system. See Note 1(f) in the Annual Report for 2016.

The remuneration from the S-system to SEK in accordance with the owner’s instruction is shown as a part of interest revenues in the statement of comprehensive income for SEK (see the line item “Remuneration to SEK” in the table below). The assets and liabilities of the S-system are included in SEK’s statement of financial position. Unrealized fair value changes on derivatives related to the S-system are presented net as a claim from the State under other assets.

Statement of Comprehensive Income for the S-system

Skr mn	Jan-Mar 2017	Oct-Dec 2016	Jan-Mar 2016	Jan-Dec 2016
Interest revenues	332	321	293	1,185
Interest expenses	-276	-273	-245	-1,012
Net interest revenues	56	48	48	173

Interest compensation	2	9	1	121
Remuneration to SEK[1]	-32	-30	-28	-116
Foreign exchange effects	-1	-1	4	4
Reimbursement to (-) / from (+) the State	-25	-26	-25	-182
Operating profit	0	0	0	0

1                                           The remuneration from the S-system to SEK is shown as a part of interest revenues in the statement of comprehensive income for SEK.

Statement of Financial Position for the S-system (included in SEK’s statement of financial position)

Skr mn	March 31, 2017	December 31, 2016
Cash and cash equivalents	—	55
Loans	53,364	50,793
Derivatives[1]	330	321
Other assets	3,640	3,414
Prepaid expenses and accrued revenues	304	352
Total assets	57,638	54,935

Liabilities	53,456	50,982
Derivatives[1]	3,814	3,576
Accrued expenses and prepaid revenues	368	377
Equity	—	—
Total liabilities and equity	57,638	54,935

Commitments
Committed undisbursed loans	42,719	49,080
Binding offers	3,804	2,911

1                        Revaluation effects on derivatives are net reported as Other assets in Consolidated Statement of Financial Position. The change is mainly due to market value changes.

Results under the S-system by type of CIRR loans (Commercial Interest Reference Rate)

Skr mn	Jan-Mar 2017	Oct-Dec 2016	Jan-Mar 2016	Jan-Dec 2016
Net interest revenues	68	62	61	224
Interest compensation	2	9	1	121
Remuneration to SEK	-32	-30	-28	-114
Foreign exchange effects	-1	-1	4	4
Results under the S-system by CIRR loans	37	40	38	235

Results under the S-system for Concessionary loans

Skr mn	Jan-Mar 2017	Oct-Dec 2016	Jan-Mar 2016	Jan-Dec 2016
Net interest revenues	-12	-14	-13	-51
Remuneration to SEK	0	0	0	-2
Foreign exchange effects	—	—	—	—
Results under the S-system by Concessionary loans	-12	-14	-13	-53
Total comprehensive income in the S-system which represents net remuneration to the State (+) net remuneration to SEK (-)	25	26	25	182

Note 9. Pledged assets and contingent liabilities

Skr mn	March 31, 2017	December 31, 2016
Collateral provided etc.
Cash collateral under the security agreements for derivative contracts	10,833	11,621

Contingent assets
Guarantee commitments,	2,973	3,027

Commitments
Committed undisbursed loans	49,985	54,783
Binding offers	4,439	4,630

Note 10. Capital adequacy

Capital adequacy analysis

	March 31, 2017	December 31, 2016
Capital ratios excl. of buffer requirements[1]
Common Equity Tier 1 capital ratio	19.0%	22.1%
Tier 1 capital ratio	19.0%	22.1%
Total capital ratio	21.5%	25.1%
Institution-specific Common Equity Tier 1 capital requirement incl. buffers[2]	8.4%	8.0%
of which minimum Common Equity Tier 1 requirement	4.5%	4.5%
of which Capital conservation buffer	2.5%	2.5%
of which Countercyclical Buffer	1.4%	1.0%
of which Systemic Risk Buffer	—	—
Common Equity Tier 1 capital available to meet buffers[3]	13.0%	16.1%
Total capital ratio according to Basel I floor[4]	21.5%	22.8%

1      Capital ratios excl. of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount. The minimum requirements according to CRR (as defined below), which, without regard to the transitional period, already have come into force in Sweden, are 4.5 percent, 6.0 percent and 8.0 percent related to Common Equity Tier 1 capital, Tier 1 capital and total Own Funds respectively. The change in capital ratios compared to year-end 2016 is primarily due to SEK applying the internal ratings-based (IRB) approach to exposures to central and regional governments and to multilateral development banks.

2      Expressed as a percentage of total risk exposure amount. Beginning March 31, 2017, the 4.5 percent minimum requirement is shown separately to clarify the summary of this ratio.

3      Common Equity Tier 1 capital ratio as reported less minimum requirement of 4.5 percent (excluding buffer requirements) and less 1.5 percent, consisting of Common Equity Tier 1 used to meet the Tier 1 requirements, since SEK does not have any Tier 1 capital. Beginning March 31, 2017, the ratio exclusively expresses the availability to meet buffer requirements. The year-end 2016 value has been recalculated to reflect this change in methodology.

4      The minimum requirement is 8.0 percent.

For further information on capital adequacy, risks, and CRR1, see the section entitled “Risk and capital management” in SEK’s Annual Report for 2016.

1      “CRR” means Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012.

Own funds — Adjusting items

Skr mn	March 31, 2017	December 31, 2016
Share capital	3,900	3,990
Retained earnings	12,782	12,236
Accumulated other comprehensive income and other reserves	104	130
Independently reviewed profit net of any foreseeable charge or dividend	137	546
Common Equity Tier 1 (CET1) capital before regulatory adjustments	17,013	16,902
Additional value adjustments due to prudent valuation	-434	-444
Intangible assets	-93	-101
Fair value reserves related to gains or losses on cash flow hedges	-73	-96
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	353	281
Total regulatory adjustments to Common Equity Tier 1 capital	-247	-360
Total Common Equity Tier 1 capital	16,766	16,542
Additional Tier 1 capital	—	—
Total Tier 1 capital	16,766	16,542
Tier 2-eligible subordinated debt	2,233	2,267
Credit risk adjustments[1]	7	12
Total Tier 2 capital	2,240	2,279
Total Own funds	19,006	18,821

Total Own funds according to Basel I floor	18,999	18,809

1      Expected loss amount calculated according to the IRB approach is a gross deduction from own funds. The gross deduction is decreased by impairment related to exposures for which expected loss is calculated. Excess amounts of such impairment will increase own funds. This increase is limited to 0.6 percent of SEK’s risk exposure amount according to the IRB approach related to exposures to corporates and financial institutions. As of March 31, 2017, the limitation rule has not had any effect (year-end 2016: no effect).

Minimum capital requirements exclusive of buffer

	March 31, 2017			December 31, 2016
Skr mn	EAD[1]	Risk exposure amount	Minimum capital requirement	EAD[1]	Risk exposure amount	Minimum capital requirement
Credit risk standardized method
Central governments	—	—	—	145,531	963	77
Regional governments	—	—	—	19,904	—	—
Multilateral development banks	—	—	—	1,900	—	—
Corporates	1,575	1,575	126	1,450	1,450	116
Total credit risk standardized method	1,575	1,575	126	168,785	2,413	193

Credit risk IRB method
	169,268	9,758	781	—	—	—
Financial institutions[2]	49,823	15,585	1,247	44,947	14,089	1,127
Corporates [3]	101,374	54,157	4,333	95,519	51,104	4,088
Assets without counterparty	119	119	9	123	123	10
Total credit risk IRB method	320,584	79,619	6,370	140,589	65,316	5,225

Credit valuation adjustment risk	n.a.	2,238	186	n.a.	2,526	202
Foreign exchange risk	n.a.	1,052	84	n.a.	999	81
Commodities risk	n.a.	12	1	n.a.	14	1
Operational risk	n.a.	3,669	293	n.a.	3,669	293
Total	322,159	88,255	7,060	309,374	74,937	5,995

Adjustment according to Basel I floor	n.a.	311	25	n.a.	7,572	606
Total incl. Basel I floor	322,159	88,566	7,085	n.a.	82,509	6,601

1      Exposure at default (EAD) shows the size of the outstanding exposure at default.

2      Of which counterparty risk in derivatives: EAD Skr 4,717million (year-end 2016: Skr 4,515 million), Risk exposure amount of Skr 1,767 million (year-end 2016: Skr 1,784 million) and Capital requirement of Skr 141 million (year-end 2016: Skr 143 million).

3      Of which related to specialized lending: EAD Skr 2,795 million (year-end 2016: Skr 2,853 million), Risk exposure amount of Skr 1,907 million (year-end 2016: Skr 1,942 million) and Capital requirement of Skr 153 million (year-end 2016: Skr 155 million).

Credit risk

For risk classification and quantification of credit risk, SEK uses the IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) for each of its counterparties, while the remaining parameters are established in accordance with CRR. The Swedish Financial Supervisory Authority has approved SEK’s IRB approach. Certain exposures are, by permission from the Swedish Financial Supervisory Authority, exempted from application of the IRB approach, and, instead, the standardized approach is applied. Beginning March 31, 2017, by permission from the Swedish Financial Supervisory Authority, the IRB approach is applied also to SEK’s exposures to central and regional governments and to multilateral development banks. Minimum capital requirements for these exposures increased due to the expanded IRB approach, which explains a great deal of the 19.9 percent increase in SEK’s total minimum capital requirements for credit risk between December 31, 2016 and March 31, 2017. Counterparty risk exposure amounts in derivatives are calculated in accordance with the mark-to-market method.

Credit valuation adjustment risk

Credit valuation adjustment risk shall be calculated for all over-the-counter derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty. SEK calculates this capital requirement according to the standardized method.

Foreign exchange risk

Foreign exchange risk is calculated according to the standardized approach, whereas the scenario approach is used for calculating the gamma and volatility risks.

Commodities risk

Capital requirements for commodity risk are calculated in accordance with the simplified approach under the standardized approach. The scenario approach is used for calculating the gamma and volatility risks.

Operational risk

Capital requirement for operational risk is calculated according to the standardized approach. The company’s operations are divided into business areas as defined in the CRR. The capital requirement for each area is calculated by multiplying a factor depending on the business area by an income indicator. The factors applicable for SEK are 15 percent and 18 percent. The income indicators consist of the average operating income for the past three financial years for each business area.

Transitional rules

CRR states that the previously applicable transition rules, i.e. the Basel I floor, will continue to apply until 2017. According to the transitional rules, the capital requirement should be calculated in parallel on the basis of the Basel I rules. To the extent that the Basel I-based capital requirement, reduced to 80 percent, exceeds the capital requirement based on CRR, the capital requirement under the above mentioned Basel I-based rules should constitute the minimum capital requirement.

Capital buffer requirements

SEK expects to meet capital buffer requirements with Common Equity Tier 1 capital. The mandatory capital conservation buffer is 2.5 percent. The countercyclical buffer rate that will be applied to exposures located in Sweden was increased from 1.5 percent to 2.0 percent as of March 19, 2017. As of March 31, 2017, the capital requirement related to relevant exposures in Sweden is 68 percent (year-end 2016: 69 percent) of the total relevant capital requirement regardless of location; this fraction is also the weight applied on the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. Buffer rates activated in other countries may have effects on SEK, but as most capital requirements from relevant credit exposures are related to Sweden, the potential effect is limited. As of March 31, 2017, the contribution to SEK’s countercyclical buffer from buffer rates in other countries was 0.01 percentage points (year-end 2016: 0.01 percentage points). SEK has not been classified as a systemically important institution by any financial regulatory authority. The capital buffer requirements for systemically important institutions that came into force January 1, 2016, will hence not apply to SEK.

Leverage Ratio

Skr mn	March 31, 2017	December 31, 2016
Exposure measure for the leverage ratio
On-balance sheet exposures	280,889	278,324
Off-balance sheet exposures	32,217	35,626
Total exposure measure	313,106	313,950
Leverage ratio	5.4%	5.3%

The leverage ratio is defined by CRR as the quotient of the Tier 1 capital and an exposure measure. Currently there is no minimum requirement for the leverage ratio.

Internally assessed economic capital excl. buffer

Skr mn	March 31, 2017	December 31, 2016
Credit risk	7,287	7,481
Operational risk	182	182
Market risk	1,259	1,597
Other risks	242	258
Capital planning buffer	2,005	1,668
Total	10,975	11,186

SEK regularly conducts an internal capital adequacy assessment process, during which the company determines how much capital is needed in order to cover its risks. The result of SEK’s assessment of capital adequacy is presented above. For more information regarding the internal capital adequacy assessment process and its methods, please see the Risk and Capital management section of SEK’s Annual Report for 2016.

Note 11. Exposures

Net exposures are reported after taking into consideration effects of guarantees and credit default swaps. Amounts are calculated in accordance with capital adequacy calculations, but before the application of credit conversion factors.

Total net exposures

Skr bn	Credits & interest-bearing securitites				Undisbursed credits, derivatives, etc				Total
Classified by type of	March 31, 2017		December 31, 2016		March 31, 2017		December 31, 2016		March 31, 2017		December 31, 2016
counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	117.0	42.4	117.3	42.9	50.6	81.4	56.4	84.1	167.6	49.6	173.7	51.0
Regional governments	13.5	4.9	19.9	7.3	—	—	—	—	13.5	4.0	19.9	5.8
Multilateral development banks	0.8	0.3	1.9	0.7	—	—	—	—	0.8	0.2	1.9	0.6
Financial institutions	44.6	16.2	39.8	14.5	5.4	8.7	5.4	8.0	50.0	14.8	45.2	13.2
Corporates	100.0	36.2	94.7	34.6	6.1	9.9	5.3	7.9	106.1	31.4	100.0	29.4
Total	275.9	100.0	273.6	100.0	62.1	100.0	67.1	100.0	338.0	100.0	340.7	100.0

Net exposure by region and exposure class, as of March 31, 2017

Skr bn	Middle East/ Africa/ Turkey	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	—	2.7	2.8	3.6	—	0.9	138.4	16.0	3.2	167.6
Regional governments	—	—	—	—	—	—	13.0	0.5	—	13.5
Multilateral development banks	—	—	—	—	—	—	—	0.8	—	0.8
Financial institutions	—	1.1	3.2	9.5	0.5	1.2	9.3	24.9	0.3	50.0
Corporates	3.0	1.7	0.8	5.4	—	3.2	73.3	18.5	0.2	106.1
Total	3.0	5.5	6.8	18.5	0.5	5.3	234.0	60.7	3.7	338.0

Net exposure by region and exposure class, as of December 31, 2016

Skr bn	Middle East/ Africa/ Turkey	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	—	3.6	2.8	3.8	—	0.9	140.7	18.6	3.3	173.7
Regional governments	—	—	—	—	—	—	18.0	1.9	—	19.9
Multilateral development banks	—	—	—	—	—	—	—	1.9	—	1.9
Financial institutions		1.1	1.4	9.2	0.6	1.3	7.2	24.1	0.3	45.2
Corporates	3.9	1.8	1.4	2.4	—	3.2	68.7	18.4	0.2	100.0
Total	3.9	6.5	5.6	15.4	0.6	5.4	234.6	64.9	3.8	340.7

Net exposure European countries, excluding Sweden

Skr bn	March 31, 2017	December 31, 2016
France	13.2	14.0
United Kingdom	8.9	8.5
Finland	7.2	7.8
Denmark	6.7	8.4
Germany	6.0	6.9
Norway	5.7	5.9
The Netherlands	4.5	2.8
Poland	3.2	3.3
Luxembourg	3.2	4.8
Spain	2.5	2.1
Switzerland	1.5	1.6
Belgium	0.6	0.6
Ireland	0.4	0.4
Iceland	0.3	0.3
Latvia	0.2	0.3
Hungary	0.1	0.1
Russia	0.1	0.1
Estonia	0.1	0.1
Portugal	0.1	0.1
Austria	0.0	0.6
Italy	0.0	0.0
Total	64.5	68.7

Note 12. Transactions with related parties

Transactions with related parties are described in Note 28 in SEK’s Annual Report for 2016. No material changes have taken place in relation to transactions with related parties compared to the descriptions in the Annual Report for 2016.

Note 13. Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

The Board of Directors and the Chief Executive Officer confirm that this Interim report provides a fair overview of the Parent Company’s and the Consolidated Group’s operations and their respective financial position and results, and describes material risks and uncertainties facing the Parent Company and other companies in the Consolidated Group.

Stockholm, April 25, 2017

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lars Linder-Aronson	Cecilia Ardström	Reinhold Geijer
Chairman of the Board	Director of the Board	Director of the Board

Hans Larsson	Susanne Lithander	Lotta Mellström
Director of the Board	Director of the Board	Director of the Board

Ulla Nilsson		Teppo Tauriainen
Director of the Board		Director of the Board

Catrin Fransson

Chief Executive Officer

SEK has established the following expected dates for the publication of financial information and other related matters:

July 17, 2017	Interim Report for the period January 1, 2017 — June 30, 2017
October 24, 2017	Interim Report for the period January 1, 2017 — September 30, 2017
February 1, 2018	Year-end Report for the period January 1, 2017 — December 31, 2017

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on April 25, 2017 15:00 (CET).

Additional information about SEK, including investor presentations and the Annual Report for the financial year 2016, is available at www.sek.se. Information available on or accessible through SEK’s website is not incorporated herein by reference.

Definitions

Alternative performance measures (see *)

Alternative performance measures (APMs) are key performance indicators that are not defined under IFRS or in the Capital Requirements Directive IV (CRD IV) or in regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms (CRR). SEK has chosen to present these, either because they are in common use within the industry or because they accord with SEK’s assignment from the Swedish government. The APMs are used internally to monitor and manage operations, and are not considered to be directly comparable with similar key performance indicators presented by other companies. For additional information regarding the APMs, refer to www.sek.se.

*After-tax return on equity

Net profit, expressed as a percentage per annum of the current year’s average equity (calculated using the opening and closing balances for the report period).

*Average interest-bearing assets

The total of cash and cash equivalents, treasuries/government bonds, other interest-bearing securities except loans, loans in the form of interest-bearing securities, loans to credit institutions and loans to the public. Calculated using the opening and closing balances for the report period.

*Average interest-bearing liabilities

The total of outstanding senior debt and subordinated securities issued. Calculated using the opening and closing balances for the report period.

Basic and diluted earnings per share (Skr)

Net profit divided by the average number of shares, which amounted to 3,990,000 for each period.

*CIRR loans as percentage of new lending

The system for officially supported export credits.

Common Equity Tier 1 capital ratio

The capital ratio is the quotient of total common equity tier 1 capital and the total risk exposure amount.

Large companies

Companies with an annual turnover of more than Skr 5 billion.

Leverage ratio

Tier 1 capital expressed as a percentage of the exposure measured under CRR (refer to Note 10).

Liquidity coverage ratio (LCR)

The liquidity coverage ratio is a liquidity metric that shows SEK’s highly liquid assets in relation to the company’s net cash outflows for the next 30 calendar days. An LCR of 100 percent means that the company’s liquidity reserve is of sufficient size to enable the company to manage stressed liquidity outflows over a period of 30 days. Unlike the Swedish FSA’s rules, the EU rules take into account the outflows that correspond to the need to pledge collateral for derivatives that would arise as a result of the effects of a negative market scenario.

*Loans, outstanding and undisbursed

Lending pertains to all credit facilities provided in the form of interest-bearing securities, and credit facilities granted by traditional documentation. SEK considers these amounts to be useful measurements of SEK’s lending volumes. Accordingly, comments on lending volumes in this report pertain to amounts based on this definition (see the Statement of Financial Position and Note 9).

Medium-sized companies

Companies with an annual turnover between Skr 500 million and Skr 5 billion, inclusive.

Net stable funding ratio (NSFR)

This ratio measures stable funding in relation to the company’s illiquid assets over a one-year, stressed scenario in accordance with Basel III.

*New lending

New lending includes all new committed loans, irrespective of tenor. Not all new lending is reported in the Consolidated Statement of Financial Position and the Consolidated Statement of Cash Flows since certain portions comprise committed undisbursed loans (see Note 9). The amounts reported for committed undisbursed loans may change when presented in the Consolidated Statement of Financial Position due to changes in exchange rates, for example.

*New long-term borrowing

New borrowings with maturities exceeding one year, for which the amounts are based on the trade date. In the Consolidated Statement of Cash Flows, amounts are shown based on settlement dates. Differences can occur between these amounts, since trade dates and settlement dates can differ and occur in different reporting periods.

*Outstanding senior debt

The total of borrowing from credit institutions, borrowing from the public and senior securities issued.

Repurchase and redemption of own debt

The amounts are based on the trade date. In the Consolidated Statement of Cash Flows, amounts are shown based on settlement dates. Differences can occur between these amounts, since trade dates and settlement dates can differ and occur in different reporting periods.

Swedish exporters

SEK’s clients that directly or indirectly promote Swedish export.

Tier 1 capital ratio

The capital ratio is the quotient of total tier 1 capital and the total risk exposure amount.

Total capital ratio

The capital ratio is the quotient of total own funds and the total risk exposure amount.

Unless otherwise stated, amounts in this report are in millions (mn) of Swedish kronor (Skr), abbreviated “Skr mn” and relate to the group consisting of the Parent Company and its consolidated subsidiaries (together, the “Group” or the “Consolidated Group”). AB Svensk Exportkredit (SEK), is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public limited liability company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obliged to add “(publ.)” to its company name.

About SEK

Mission	Our mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms. The mission includes administration of the officially supported CIRR system.

Vision	SEK’s vision is to strengthen the competitiveness of Swedish exporters and, thereby help to create employment and sustainable growth in Sweden.

Our clients

SEK’s offering is aimed at Swedish exporters and their customers and, currently, our clients are mainly represented among the 100 largest Swedish exporters with sales exceeding Skr 4 billion. Starting in 2015, we have also expanded our offering to reach medium-sized exporters with sales of more than Skr 500 million.

Our partnerships	We have close partnerships with other export promotion agencies in Sweden such as: EKN, Business Sweden, Almi and Swedfund. We also work together with numerous Swedish and international banks.

Employees	SEK has about 260 employees and its head office is located in Stockholm, Sweden. SEK also has a representative office in Gothenburg.

Core values	SEK is governed by our core values: solution orientation, collaboration and professionalism.

SEK’s history	SEK has helped the Swedish export industry with financing solutions in 55 years. The Swedish government and the largest banks founded SEK in 1962, and the government became the sole owner in 2003.